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2009 NOV -3 RECEIVED

October 20, 2009
7.00am (BST) – 8.00am (CET)

Q3/09 Trading Statement

This trading statement provides basic information for the quarter ended September 30, 2009, including data on the economic environment as well as OMV's performance during the period. The data on the economic environment shows the evolution of the relevant crude prices and exchange rates. For the E&P segment, we provide and comment on the expected development of production volumes and the key drivers of this development. An overview on refining margins and drivers for the R&M and G&P businesses is also included.

The OMV Group Q3/09 results will be published on November 10, 2009. The information contained herein is subject to change and may differ from the final numbers that will be reported.

Economic environment

	Q3/08	Q4/08	Q1/09	Q2/09	Q3/09
Average Brent price in USD/bbl	115.09	55.48	44.46	59.13	**68.08**
Average Urals price in USD/bbl	113.55	54.65	43.73	58.36	**67.88**
Average EUR-USD FX rate	1.504	1.317	1.303	1.362	**1.430**
Average EUR-RON FX rate	3.576	3.818	4.268	4.196	**4.226**
Average USD-RON FX rate	2.378	2.899	3.279	3.081	**2.956**

Source: Reuters

Exploration and Production

	Q3/08	Q4/08	Q1/09	Q2/09	Q3/09
Total hydrocarbon production in boe/d	316,000	318,000	308,000	315,000	**317,000**
thereof Petrom group	193,000	192,000	192,000	185,000	**185,000**

Overall Group production was 317,000 boe/d in Q3/09. The oil field Maari (New Zealand) performed well and added improving volumes in Q3/09. In Libya, however, the lower OPEC quotas remain a burden on production. At Petrom, oil production volumes increased slightly mainly due to the start of production of the offshore oil field Delta in Q3/09 and the steady ramp-up of the production at Komsomolskoe (Kazakhstan). This increase is counterbalanced by the marginal decline in Romanian gas production. The price differential between Brent and OMV's realized crude price is expected to be below the level in Q2/09 due to the lower Urals discount to Brent and an overall positive impact from hedging. For more details on hedging please refer to page 2. The Romanian regulated gas price for producers in RON remained unchanged vs. Q2/09. While USD-denominated costs were positively impacted by a weaker USD in Q3/09, it had an adverse effect on oil revenues reported in EUR. Exploration expenses were above the level of Q2/09 partly due to the impairment of exploration licences in Russia.

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Refining and Marketing

	Q3/08	Q4/08	Q1/09	Q2/09	Q3/09
NWE refining margin in USD/bbl [1]	10.54	8.82	4.52	2.30	**3.26**
Med Urals refining margin in USD/bbl [1]	6.59	5.59	3.59	1.50	**1.65**
OMV indicator refining margin in USD/bbl [2]	6.24	7.25	4.26	1.64	**1.30**
Total refining sales in mn t	5.81	5.72	5.28	5.34	**5.55**

[1] Source: Reuters [2] Actual refining margins realized by OMV may vary from the OMV indicator refining margin as well as from the market margins due to factors including a different crude slate, product yield and operating conditions.

In Refining, the trend of very low middle distillate spreads continued in Q3/09, pressuring OMV indicator refining margins. In addition, a further increase in crude prices vs. Q2/09 together with a lower Brent-Urals differential burdened OMV's refining margins by increasing the cost of own crude consumption, especially at Petrom. At the same time, higher crude prices generated inventory holding gains (positive CCS effects) in Q3/09. Petrochemicals performed better vs. Q2/09 due to an improved margin environment. No major shutdowns occurred in Q3/09. In Marketing, sales volumes increased vs. Q2/09 in both the retail and commercial segment.

Gas and Power

	Q3/08	Q4/08	Q1/09	Q2/09	Q3/09
Combined gas sales volumes in bcm	2.21	3.94	4.52	2.08	**2.16**
thereof Petrom group	1.05	1.32	1.40	0.84	**0.99**

Sales volumes in the supply, marketing and trading business stayed almost at the level of Q3/08. EconGas' increased volumes sold abroad resulted in an increase of total sales volumes vs. Q3/08. Sales volumes in Petrom increased by 15% vs. Q2/09 following a slight recovery in natural gas consumption in Romania, but declined by 8% vs. Q3/08, while the Romanian market showed a higher decline over the same period. In the transportation business, additional capacity sales through the WAG pipeline and the start-up of a new compressor station on the TAG pipeline led to a volume increase over Q3/08. The storage business showed higher volumes sold due to the addition of further capacity vs. Q3/08.

At-equity consolidated companies

Borealis produced a solid performance which, combined with price driven inventory gains, supported the at-equity result. The Petrol Ofisi at-equity result was supported by a slight TRY appreciation vs. USD.

Identified special items and hedging

Net special charges of approx. EUR 15 mn will primarily relate to impairments of exploration licenses in Russia and personnel restructuring costs. To protect the Group's cash flow in 2010, OMV entered into crude oil hedges in Q2/09 for a volume of 63,000 bbl/d securing a price floor of USD 54/bbl via the sale of a price cap of USD 75/bbl (zero cost collar). In Q3/09, these hedges contributed approx. EUR 39 mn to the E&P EBIT mainly stemming from time value gains, in part reversing the mainly time value losses of EUR 108 mn booked in Q2/09. Gains and losses relating to the time value of these instruments will revert to zero over their life, i.e. by the end of 2010. Hedges established in 2008 for 2009 activities contributed a positive EUR 49 mn to the Q3/09 E&P EBIT.

Tax rate

The effective tax rate is expected to be roughly in line with Q2/09.

For further information please contact: Investor Relations Team
Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com